EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)

	Three Months Ended March 31, 2007	Six Months Ended March 31, 2007
(Loss) income available to common stockholders	$(317)	$1,371

Weighted average shares outstanding	13,083,941	13,086,165

Basic (loss) earnings per share	$(0.02)	$0.10

(Loss) income for diluted earnings per share	$(317)	$1,371

Total weighted average common shares and equivalents outstanding for diluted computation	13,083,941	13,802,232

Diluted (loss) earnings per share	$(0.02)	$0.10